

April 11, 2013

<u>Via E-mail</u>
Elchanan Menachem Grossbaum
Chief Executive Officer
Olivia Inc.
8605 Santa Monica Boulevard #88454
Los Angeles, California 90069

> **Re:** **Olivia Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 5, 2013**
> **File No. 333-186629**

Dear Mr. Grossbaum:

We have reviewed your amended registration statement and letter dated April 5, 2013, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 2 to Registration Statement on Form S-1</u>

<u>Financial Statements</u>

1. Please correct the 2011 balance sheet column header on page F-3, to replace "August 2, 2011 (inception) to December 31, 2011" with "December 31, 2011."

<u>Report of the Independent Registered Public Accounting Firm, page F-2</u>

2.   Please advise your auditor that further revisions to the audit report will be necessary once you have obtained the audit required to express the following. The first paragraph needs to refer to the audit of your *balance sheets as of* December 31, 2012 and 2011, and the related *statements of operations, changes in stockholders' deficit and cash flows for* the year ended December 31, 2012, the period from inception (August 02, 2011) to December 31, 2011, and the cumulative period from inception (August 02, 2011) to December 31, 2012. Similarly, the third paragraph needs to express an opinion as to whether the financial statements present fairly, in all material respects, your *financial position as of* December 31, 2012 and 2011, and the *results of your operations and cash flows for* the year ended December 31, 2012, the period from inception (August 02, 2011) to December 31, 2011, and the cumulative period from inception (August 02, 2011) to December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340, or in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: <u>Via E-mail</u>
       Jonathan D. Strum